787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 4, 2023

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Dietrich King
Blaise Rhodes
Angela Lumley

Re:	The Chosen, Inc.
Amendment No.1 to Registration Statement on Form 10-12G
Filed April 3, 2023
File No. 000-56519

Dear Mr. Nalbantian:

On behalf of The Chosen, Inc. (the “Company”), we are hereby responding to the letter, dated April 17, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No.1 to the Registration Statement on Form 10-12G, filed on April 3, 2023 (the “Registration Statement”).

The Company has responded to all of the Staff’s comments by providing an explanation of the Company’s disclosures and by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form 10-12G filed April 3, 2023

Item 1. Business.

Recent Transactions, page 5

1.	We note that on November 29, 2022, you entered into a Contribution Funding and Production Agreement. an Intellectual Property Assignment and Limited Assumption Agreement and a License Agreement for financial contributions in the aggregate amount of $150,000,000, of which $4,500,000 was to be allocated as the purchase price for the intellectual property rights and assets associated with the Chosen Series along with an exclusive license to the commercial rights related to the development, production, distribution and licensing of the Chosen Series. Please provide us with a detailed discussion of how you accounted for these agreements and site the specific authoritative literature to support you accounting treatment.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company considered ASC 815, Derivatives and Hedging (“ASC 815”), ASC 835, Interest (“ASC 835”), ASC 470, Debt (“ASC 470”), ASC 606, Revenue from Contracts with Customers (“ASC 606”) and ASC 958-605, Not-for-Profit Entities—Revenue Recognition (“ASC 958-605”) to support its accounting treatment of the Contribution Funding and Production Agreement, Intellectual Property Assignment and Limited Assumption Agreement and License Agreement.

BRUSSELS   CHICAGO   FRANKFURT   HOUSTON   LONDON   LOS ANGELES   MILAN
NEW YORK   PALO ALTO   PARIS   ROME   SAN FRANCISCO   WASHINGTON

May 4, 2023

Summary

The Company determined, under the Contribution Funding and Production Agreement (the “Contribution Funding Agreement”), the financial contribution to the Company in the aggregate amount of $145,500,000 (the “Contribution Funding”) should be treated as 1) a liability pursuant to ASC 470-10-25-1 and 25-2, 2) initially measured at $145,500,000 in accordance with ASC 835-30-25-4, and 3) subsequently measured applying an effective interest rate based on the future cash flows in accordance with ASC 470-20-35-3.

The Company determined, under the Intellectual Property Assignment and Limited Assumption Agreement and License Agreement, that the Company grants Come and See Foundation, Inc. (“CAS”) a right to use license of functional IP, in accordance with ASC 606-10-55-59, for the completed and unproduced seasons of the Chosen Series in exchange for fixed consideration of $4,500,000. This unit of accounting is accounted for under ASC 606 as CAS is a customer that is receiving a good or service that is part of the Company’s ordinary operations. The $4,500,000 represents the commensurate value received in exchange for Assigned Rights (as defined below) to use the license in not-for-profit markets, which is allocated on a relative standalone selling price basis to the multiple performance obligations, the completed and future unproduced seasons, in accordance with ASC 606-10-32-32 through 32-33.

The Company determined, under the License Agreement, the donation proceeds received from CAS represent 1) a nonexchange transaction to be accounted for as contributions received in accordance with under ASC 958-605, and 2) should be recognized as contribution revenues pursuant to ASC 958-605-25-2 as the donations are part of the Company’s ongoing major or central activities.

The Company reached the above determinations based upon the following.

Pursuant to ASC 606-10-25-9, the Company determined the agreements between the Company and CAS should be combined and viewed in conjunction with one another that form a singular transaction, principally as the agreements were negotiated as a package to achieve a collective commercial objective, which is for CAS to provide financing to fund, the Chosen Series and create a tax-deductible model for donors to contribute to the Chosen Series, while providing CAS the Assigned Rights to spread the mission through distribution of the Chosen Series in non-profit markets. The Company then determined the units of account in the agreements as the (1) Contribution Funding, and (2) the licensing rights granted for the intellectual property (the “IP Licensing Rights”).

Contribution Funding

The substance of the Contribution Funding is a financing arrangement, whereby CAS is acting as a lender and receives a first-priority continuing senior security interest and lien in and to the intellectual property (“IP”) of the Chosen Series. While the IP legally transfers to CAS through the Intellectual Property Assignment and Limited Assumption Agreement, the intent of this legal transfer was to collateralize the financing provided to the Company and to ensure that the Series does not deviate from its historical plot and message. The intent of the transaction from CAS’ perspective is not to monetize its use of the Chosen Series, but rather to secure the right to the existing and contemplated, yet unproduced seasons and spread the mission of the Chosen Series in non-profit markets.

May 4, 2023

The Company first assessed the Contribution Funding in accordance with ASC 815-10-15-83 and determined it does not meet the definition of a derivative. The Contribution Funding meets criteria (a) and (c) in paragraph ASC 815-10-15-83 as the Contribution Funding has 1) an underlying based on the Company’s revenues and Liquidity Events and a payment provision as a payment would occur upon such trigger events, and 2) a net settlement involving a one-way payment of cash, respectively. However, the Contribution Funding does not meet criterion (b) in paragraph ASC 815-10-15-83 because the Contribution Funding Agreement requires CAS to provide a significant initial net investment of $145,500,000 to the Company; such amount is the principal amount that will be returned to CAS if certain defined Liquidity Events occur. CAS has the right to a royalty payment (discussed and defined below as the CAS Gross Royalty) after the return of the initial capital ($145,500,000) which is akin to indexed interest payments after the holder (CAS) receives par (i.e., the original invested amount). That is, the Contribution Funding liability is carried at par at inception (discussed below) such that the initial investment is equivalent to or more than a contract that would have a similar response to changes in market factors (i.e., an indexed return based on revenues generated from the Company’s IP).

The Company also considered whether the Contribution Funding was in the scope of sale of future revenues, as the Company received cash from CAS and is subsequently repaying CAS based on a specified percentage of revenue from the Chosen Series (discussed and defined below as the CAS Gross Royalty). In accordance with ASC 470-10-25-1 and 25-2, the Company determined the Contribution Funding should be accounted for as debt and should not be recorded as deferred income because 1) the substance of the Contribution Funding is a financing arrangement, 2) the Company has significant continuing involvement in the generation of the cash flows due to CAS as the Company is responsible for all commercial activities which give rise to repayment under the Contribution Funding Agreement, and 3) the repayment of the Contribution Funding is accelerated upon the defined Liquidity Events of the Company.

As it relates to recognition of the Contribution Funding, in accordance with ASC 835-30-25-4, it was initially measured at $145,500,000 because there were no other rights or privileges exchanged in connection with the Contribution Funding, outside of the IP Licensing Rights discussed below, for which consideration could be ascribed. Therefore, interest is not required to be imputed pursuant to ASC 835-30-25-4 such that the carrying value of the debt would be the value of cash proceeds exchanged of $145,500,000.

As defined in the License Agreement, the Company will pay CAS a 5% royalty (“CAS Gross Royalty”) on revenue received from its use and exploitation of the commercial rights in and to the Chosen Series (discussed below) which acts as principal repayment of the Contribution Funding. The Company determined that, in accordance with ASC 470-20-35-3, an effective interest rate was calculated based on the future CAS Gross Royalty expected to be paid to CAS and the expected timing and amount of the defined Liquidity Payment. Subsequent changes in estimates of future CAS Gross Royalty amounts to be paid and/or the timing of the Liquidity Payment will be accounted for prospectively.

The Company also considered whether the Liquidity Event or the CAS Gross Royalty could potentially be a redemption feature that would require bifurcation as embedded derivatives, determining the criteria of bifurcation in ASC 815-15-25-1 were not met.

IP Licensing Rights

The Company first assessed each party’s rights to determine the treatment of the license pursuant to the Intellectual Property Assignment and Limited Assumption Agreement and License Agreement.

The Company’s Rights

Pursuant to the License Agreement, the Company has certain rights which allow the Company to maintain nearly complete discretion over the production and commercialization of the Series. The Company’s rights include but are not limited to (1) the exclusive rights to develop, produce, distribute, market and exploit the Series in commercial markets, (2) the exclusive rights in and to all distribution, exhibition, exploitation, performance and transmission rights with respect to the Series, (3) the rights to sub-license and sub-distribute the Series in commercial markets, and (4) access to all foreign language dubbed and subtitled versions of the Series created by CAS. The Company also retains certain approval rights, including but not limited to, (1) approval of CAS’ creation and distribution of any dubbed, subtitled and/or foreign and local-language versions of the Series, (2) approval of any sublicensing rights granted by CAS, (3) approval over any marketing or promotion of the Series by CAS in the NFP sector to ensure consistent messaging and marketing efforts. The Company’s rights are referred to collectively as the “Commercial Licensing Rights”.

May 4, 2023

Assigned Rights

Pursuant to the Contribution Funding Agreement, CAS has the right to ownership over the intellectual property rights of the Chosen Series provided through the Intellectual Property Assignment and Limited Assumption Agreement, which represented the collateral for which CAS receives a first-priority continuing senior security interest and lien in and to for the purpose of the Contribution Funding.

Additionally, pursuant to the License Agreement, CAS has certain rights including, but not limited to (1) exclusive rights to distribute the Series (in all languages) to not-for-profit (“NFP”) entities and institutions, (2) exclusive rights to solicit charitable donations in connection with such non-profit sector distribution of, and in support of the further distribution of, the Series, (3) non-exclusive rights to stream the Series on CAS’ non-profit video-on-demand (“VOD”) app (the “Chosen App”) and other related non-profit VOD media, and (4) certain approval and other administrative rights respecting the production and distribution of the Chosen Series, collectively the “Assigned Rights”.

However, many of these rights are subject to the Company’s approval process and other rights, such as (1) CAS’ rights to create a foreign version of the Chosen Series and sublicensing to other NFP entities and (2) the Company’s ability to exploit and have free access in the commercialization of any foreign subtitled or foreign CAS versions. Thus, CAS’ use of the Assigned Rights to the IP are subject to the Company’s rights and approval processes.

Further, the Company retains 95% of proceeds from the Commercial Licensing Rights and 90% of the Chosen App donations (the “NP App Donations”, further described below). This indicates the primary intent of the transaction from CAS’ perspective is not to monetize its use of the Series through the Assigned Rights (primarily because the entity is a non-profit entity), but rather to spread the message, and support the mission, of the Series.

Licensing of the Assigned Rights

The Company determined the arrangement represents the granting of a license of the Assigned Rights to CAS for consideration of $4,500,000, which represents an upfront fixed payment commensurate with the fair value received in exchange for Assigned Rights that should be assessed in accordance with ASC 606. The Company determined that CAS is a customer pursuant to ASC 606 because the production of the Series is a normal output from the Company’s ordinary business activities and the transfer of this output in exchange for consideration is consistent with the Company’s historical revenue generating activities.

The Company has multiple performance obligations in accordance with ASC 606-10-25-19, which are 1) a right to use license of functional IP to the existing seasons of the Chosen Series, and 2) a right to use license of functional IP to each of the contemplated, yet unproduced seasons of the Chosen Series. In accordance with ASC 606-10-55-59, the Company determined the IP is functional IP due to its significant standalone functionality.

In accordance with ASC 606-10-32-32 through 32-33, the Company allocated the transaction price of $4,500,000 to the performance obligations on a relative standalone selling price basis. The Company recognizes revenue at the point in time it fulfills its performance obligation, which is evidenced when each season of the Chosen Series is made available to CAS. As of December 31, 2022, the Company recognized revenue for the license granted for the completed seasons of the Chosen Series, and recorded deferred revenue for the contemplated, yet uncompleted seasons of the Chosen Series.

May 4, 2023

The Company considered if the NP App Donations received from CAS should be considered as a component of the transaction price for the Assigned Rights and determined, as discussed below, the NP App Donations received are not within the scope of ASC 606 and the upfront fixed payment was commensurate value for the exchange.

NP App Donations

The Company determined the NP App Donations, which are recorded as contribution revenues, should be assessed under ASC 958-605 Not-for-Profit Entities — Revenue Recognition (“ASC 958-605”) because they represent contributions received in a nonreciprocal or nonexchange transaction pursuant to ASC 958-605.

The Company first assessed if the NP App Donations should be assessed under ASC 606. The Company considered the definition of revenue, with the core principle being to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to in exchange for those goods or services. However, the Company is not obligated to perform any distinct service to CAS or the donor to receive the NP App Donations.

Therefore, the Company then assessed whether the NP App Donations should be evaluated under ASC 958-605 as ASC 958-605-15-4 specifies that contributions received guidance of 958-605 may apply to all entities (not-for-profit and business entities). The Company determined the NP App Donations received from CAS represent a nonexchange transaction and meet the scope criteria of ASC 958-605-15-5A and shall be evaluated as contributions received. Principally, the Company considered that the NP App Donations represent a one-way transfer of assets, that is cash, to the Company, without expectation from the Company to provide goods or services of commensurate value in return. A viewer or donor may donate through the Chosen App irrespective of viewing the Chosen Series, being able to view the Chosen Series for free without donation or may donate without viewing the Chosen Series. Further, the donor has full discretion in determining the amount to donate.

For the classification of the NP App Donations as contribution revenues, the Company considered ASC 958-605-25-2, which states that 1) contributions shall be recognized as revenues when received, and 2) the classification of contributions received as revenues or gains depends on whether the transactions are part of the Company’s ongoing major or central activities (revenues) or are peripheral or incidental to the Company (gains). To help interpret the reference to “ongoing major or central operations” within the FASB Master Glossary, the Company reviewed the guidance in ASC 606. While the Company is a for-profit entity, the objective of the Company is to develop and produce an episodic television series based on the gospels of the Bible and tells the story of the life of Jesus Christ. The nature of this content attracts a large faith-based audience, and the Company’s commitment and purpose is to make the Chosen Series available to viewers for free supports this objective to expand the reach of the Chosen Series and spread the mission. Through these core activities and objectives of the Company and the Company’s commitment to make the Chosen Series available for free. This attracts the large faith-based audience to follow the Chosen Series and make voluntary donations to ensure the continued production of the Chosen Series and further spread the mission. Therefore, donations are considered a principal return on the Company’s activities and represent a core source of revenue to fund the central and ongoing operating activities of the Company, being the development and production of the Chosen Series. The Company determined this is consistent with an entity receiving contributions or grants that are recognized as revenues for activities which represent nonexchange transactions pursuant to ASC 958-605.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 26

2.	We note your response to comment 14 and reissue. While we acknowledge your new disclosure on page 27 of the registration statement, we note that no new transactions have been disclosed; however, we note that on page F-16 you disclose an October 18, 2022 transaction with Angel Studios, Inc. Please either include all of the information required by the applicable provisions of Item 404 of Regulation S-K or tell us why you believe no additional disclosure is required. Refer to Item 404(d) of Regulation S-K.

May 4, 2023

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has determined that no additional disclosure is required under Item 404 of Regulation S-K in respect of the Company’s transactions with Angel Studios, Inc. (“Angel Studios”). Under Item 404(a) of Regulation S-K, Angel Studios would not qualify as a “related person” of the Company because it was not the beneficial owner of more than five percent of the Company’s voting securities in the preceding two fiscal years, and otherwise does not qualify as a “related person” under Instruction 1 to Item 404(a) of Regulation S-K. Similarly, the Company respectfully advises the Staff that disclosure of any transactions with Angel Studios is not required under Item 404(c) of Regulation S-K because Angel Studios would not qualify as a “promotor” under Rule 405 of the Securities Act of 1933, as amended. The Company respectfully advises the Staff that the Company determined to make the disclosures on page F-16 due to the Company’s determination that Angel Studios constituted a “related party” pursuant to ASC 850, which criteria for determination of a “related party” is different than the standards under Item 404(a) of Regulation S-K and does not require a specific ownership percentage of Angel Studios in the Company for the transactions to otherwise be reportable under ASC 850.

Financial Statements for the Years Ended December 31, 2022 and 2021

Notes to the Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Leases, page F-10

3.	We note from your disclosure on page 21 and per review of exhibit 10.16 that you have entered into a lease for a certain tract of land located in Midlothian, Texas, and the buildings and other improvements located on the land, including the buildings to be constructed by the Company. Please provide us with a detailed discussion of how you accounted for this lease under ASC 842, particularly your accounting for the improvements to be constructed on the land and your classification and measurement of the lease based on the lease payments. In addition, please clarify if the land and buildings disclosed in property, plant and equipment on page F-10 are the same land and buildings under this lease.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that under ASC 842, the Company determined this lease was an operating lease for land, which was recognized as both a right-of-use (“ROU”) asset, within Other assets, and a corresponding lease liability, within Current portion of long-term debt and lease liabilities and Long-term debt and lease liabilities, net, on the December 31, 2022 balance sheet. The improvements constructed on the land under this lease were determined to represent leasehold improvement assets as such improvements represent lessee assets and recognized as Buildings and improvements, within Property, plant and equipment on the December 31, 2021 and 2022 consolidated balance sheets. The Company reached these determinations based upon the following.

The Ground Lease Agreement (the “Agreement”) commenced in November 2021, and since the buildings and improvements were not yet constructed, the Company determined the land was the underlying identifiable asset of this lease. Therefore, the Company identified a single lease component, determining the lease component was an operating lease under ASC 840 having not met the criteria capital lease requirements under ASC 840-10-25-1. Specifically, 1) the lease ownership does not transfer to the Company at the end of the lease term, 2) there is no bargain purchase option included in the Agreement, 3) the lease identified term is less than 75% of the estimated economic life of the leased land, and 4) the present value of the minimum lease payments at the beginning of the lease term does not equal or exceed 90% of the excess of the fair value of the leased land.

Upon adoption of ASC 842, the Company elected as a package to apply the practical expedients within ASC 842-10-65-1(f) to its existing leases. Specifically, the Company did not reassess the lease classification of its existing leases, and as a result, the classification of the Ground Lease Agreement remained an operating lease under ASC 842 at transition on January 1, 2022. In addition, under the Company's ASC 840 leasing policy, historical renewals were not included in the lease term, and as such, the quantification criteria within ASC 840-10-25-1 were based on the lease terms excluding renewal options.

May 4, 2023

The Company also elected the practical expedient related to combining lease and non-lease components. As such, any non-lease components are included in the measurement of the ROU asset or lease liability (i.e. fixed utility fees).

Before the Ground Lease Agreement was executed, the Company entered into a construction agreement to start the process of constructing the soundstage and office buildings, with construction being contingent upon obtaining the right to use the land through the Ground Lease Agreement.

The Company evaluated the soundstage and building and improvement assets related to this lease and determined they represented leasehold improvement assets of the Company. This was determined principally because, although the planned soundstage and building and improvements are cited in the Ground Lease Agreement, there was no requirement for the Company to provide or construct the leasehold improvements and the Ground Lease Agreement did not provide for any recourse or right of termination by the lessor for failure to construct the leasehold improvements. Further, the specifications of the leasehold improvements were at the discretion of the Company and the Company contracted for, supervised, and funded the entire construction of the leasehold improvements. Lastly, the during the term of the Ground Lease Agreement, the Company is the owner of the soundstage and buildings and improvements as indicated by the Soundstage Use Contract exhibit to the Ground Lease Agreement. As such, these leasehold improvement assets are included within Building and improvements within Property, plant, and equipment, noted on page F-10 and are amortized over the shorter of useful life or lease term.

4.	Per review of exhibit 10.14 and 10.15, we note that you entered into a Short Term Lease Agreement and a Location Agreement for the use of the replica City of Capernaum in Midlothian, Texas, that is owned by The Salvation Army. Please provide us with a detailed discussion of how you accounted for these agreements and site the specific authoritative accounting literature you utilized to support your accounting treatment.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that as it relates to the Short Term Lease Agreement and Location Agreement (the “Agreements”) included in exhibit 10.14 and 10.15, respectively, the Company accounted for these Agreements as service contracts and recorded the contract cost as an expense as incurred. With respect to the Location Agreement for the use of the property on which the City of Capernaum was constructed for production and filming purposes, the Company capitalized these costs as film production cost, subject to subsequent amortization, and have been recorded within Film costs, net on the consolidated balance sheet as of December 31, 2022.

Upon reassessment of the Agreements, and in accordance with ASC 842-10-25-11, the Company determined the Agreements more appropriately represent lease modifications to the existing lease arrangement for right to use the land on which the replica City of Capernaum film set is constructed, as further discussed below. The Company determined this was a misclassification and evaluated the impact of this misclassification and concluded the change would not have a material effect, qualitatively and quantitatively, on the Company’s consolidated financial statements. The amount will be reclassified to operating lease ROU assets within Other assets in the consolidated balance sheets in future filings.

The Company determined that the Agreements represented lease modifications as there was a change in payments associated with the use of the land under the existing lease. In accordance with ASC 842-10-25-8 and 25-11 the Company determined the Agreements did not represent a separate contract and shall be treated as a modification to the existing lease arrangement as both criteria of ASC 842-10-25-8 were not met, specifically, the modification only changes the consideration in the contract. The Company did not receive the right to use an additional underlying asset that was not included in the existing lease arrangement as the Agreements only provided the right for additional uses of the same underlying right to use of land in the existing lease arrangement. As such, in accordance with ASC 842-10-25-12, the remaining consideration in the contract is reallocated to the lease components and the lease liability is remeasured using the discount rate for the lease determined at the effective date of the modification. The amount recognized for the remeasurement of the lease liability for the modification is recorded as an adjustment to the corresponding right-of use asset.

May 4, 2023

Revenue Recognition, page F-11

5.	We note that you have recorded contribution revenue for donation proceeds received by the Come and See Foundation that have been remitted to you under the terms of a License Agreement. Please tell us how you considered the definition of revenue in the FASB Glossary, i.e. inflows from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations, and the presentation guidance in Rule 5-03 of Regulation S-X in characterizing these proceeds as revenues.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company determined the donation proceeds received from the Come and See Foundation, Inc. (the “NP App Donations”), which are recorded as contribution revenues, should be assessed under ASC 958-605 Not-for-Profit Entities — Revenue Recognition (“ASC 958-605”) because they represent contributions received in a nonreciprocal or nonexchange transaction pursuant to ASC 958-605.

The Company first assessed if the NP App Donations should be assessed under ASC 606. The Company considered the definition of revenue, with the core principle being to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to in exchange for those goods or services. However, the Company is not obligated to perform any distinct service to CAS or the donor to receive the NP App Donations.

Therefore, the Company then assessed whether the NP App Donations should be evaluated under ASC 958-605 as ASC 958-605-15-4 specifies that contributions received guidance of 958-605 may apply to all entities (not-for-profit and business entities). The Company determined the NP App Donations received from CAS represent a nonexchange transaction and meet the scope criteria of ASC 958-605-15-5A and shall be evaluated as contributions received. Principally, the Company considered that the NP App Donations represent a one-way transfer of assets, that is cash, to the Company, without expectation from the Company to provide goods or services of commensurate value in return. A viewer or donor may donate through the Chosen App irrespective of viewing the Chosen Series, being able to view the Chosen Series for free without donation or may donate without viewing the Chosen Series. Further, the donor has full discretion in determining the amount to donate.

For the classification of the NP App Donations as contribution revenues, the Company considered ASC 958-605-25-2, which states that 1) contributions shall be recognized as revenues when received, and 2) the classification of contributions received as revenues or gains depends on whether the transactions are part of the Company’s ongoing major or central activities (revenues) or are peripheral or incidental to the Company (gains). To help interpret the reference to “ongoing major or central operations” within the FASB Master Glossary, the Company reviewed the guidance in ASC 606. While the Company is a for-profit entity, the objective of the Company is to develop and produce an episodic television series based on the gospels of the Bible and tells the story of the life of Jesus Christ. The nature of this content attracts a large faith-based audience, and the Company’s commitment and purpose is to make the Chosen Series available to viewers for free supports this objective to expand the reach of the Chosen Series and spread the mission. Through these core activities and objectives of the Company and the Company’s commitment to make the Chosen Series available for free attracts the large faith-based audience to follow the Chosen Series and make voluntary donations to ensure the continued production of the Chosen Series and further spread the mission. Therefore, donations are considered a principal return on the Company’s activities and represent a core source of revenue to fund the central and ongoing operating activities of the Company, being the development and production of the Chosen Series. The Company determined this is consistent with an entity receiving contributions or grants that are recognized as revenues for activities which represent nonexchange transactions pursuant to ASC 958-605.

May 4, 2023

The Company acknowledges and understands the requirements of Rules 5-03 of Regulation S-X to present each prescribed class of revenues applicable to revenues separately in a consolidated statement of comprehensive income. The Company considered this guidance and the guidance within ASC 606-10-50-4, which requires revenue recognized from contracts with customers shall be disclosed separately from other sources of revenue. As the NP App Donations are not considered to be recognized from a contract with a customer under ASC 606, the Company presented the NP App Donations separately from its revenues recognized from contracts with customers as Contribution revenues.

*****

Please do not hesitate to contact Michael E. Brandt, Esq. at (212) 728.8962 or Tej Prakash, Esq. at (212) 728.8505 of Willkie Farr & Gallagher LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Willkie Farr & Gallagher LLP
Willkie Farr & Gallagher LLP

cc:

JD Larsen
The Chosen, Inc.